FREE WRITING PROSPECTUS (Supplementing the Prospectus Supplement filed on June 5, 2014) Filed pursuant to Rule 433 Registration Statement No. 333-184193

DEUTSCHE BANK AKTIENGESELLSCHAFT

We filed a prospectus supplement with the Securities and Exchange Commission (the “SEC”) on June 5, 2014 relating to rights and ordinary shares. Since that filing, the following update relating to the information set forth in the sections “Risk Factors—Risks Related to the Bank and its Operations” and “Recent Developments” of the prospectus supplement has occurred: On June 18, 2014, a group of investors filed a civil action against Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label residential mortgage backed securities (“RMBS”) trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract and breach of trust based on DBNTC's alleged failure to perform its duties as trustee for the trusts.

  Accordingly, after the first paragraph on page S-16 of the prospectus supplement, the following risk factor is added, which is an updated version of a risk factor included in our annual report on Form 20-F for 2013:

We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 84 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. As of March 31, 2014, we have approximately U.S.$ 5.1 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of U.S.$ 550 million (€ 399 million) as of March 31, 2014. As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of March 31, 2014, we have completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S.$ 4.4 billion. In connection with those repurchases, agreements and settlements, we have obtained releases for potential claims on approximately U.S.$ 65.4 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S.$ 105 billion of U.S. residential mortgage-backed securities (referred to as “RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to our consolidated financial statements in our Form 20-F for 2013, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer, underwriter and/or trustee of RMBS. Such pending RMBS litigations are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

•	After the last paragraph on page S-31 of the prospectus supplement, the following new paragraph is added:

“Update on Mortgage-Related and Asset-Backed Securities Matters

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been named as defendants in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. We are reviewing these newly-filed pleadings.”

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus we filed with the SEC on June 5, 2014 and other documents we have filed with the SEC for more complete information about Deutsche Bank and the rights offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling us at +49 69 910-35395.